Exhibit 99.1

April 23, 2020

BY EMAIL

Mr. Lew Dickey

Chairman of the Board

AkazooS.A.

Re:	Resignation from Akazoo S.A. Board of Directors

Dear Lew,

Please accept this letter as notice of each of our resignations as independent directors of the Company, effective immediately, which, as contemplated by the Independent Director Agreements (the “Agreements”) with Akazoo S.A. (the “Company”), terminates each of our Directorship Terms. Per paragraph 4 of our respective Agreements, our service as Company directors terminates by operation of contract on the earlier of the first Company stockholders meeting following the effective date of the Agreements or at the time of our unilateral election to resign from the Company’s board of directors, consistent with our fiduciary obligations to the Company.

Our resignations correspond not only to our prior stated intention to depart the Company’s board months ago, but also to the Company’s engagement of two additional independent directors to replace us. Each of these new independent directors now serves on the Board’s special committee of independent directors to address the allegations raised by Quintessential Capital Management (“QCM”) and whose service as independent directors renders our continued service to the Company as unnecessary.

With regard to the QCM allegations, we are encouraged that the board has adopted our initial position to form a special committee to investigate the extremely serious accusations contained in the QCM report. We are pleased that the special committee has engaged such qualified legal counsel, as Latham & Watkins LLP, as its independent counsel for an investigation of the QCM allegations. We have been clear with the rest of the board from the outset that an independent, forensic and thorough investigation, with complete transparency of results to shareholders, is in the best interests of the Company. We also look forward to special committee counsel’s imminent engagement of a well-qualified and reputable forensic accounting consultant to assist in the special committee’s and its counsel’s independent assessment of the QCM allegations, which should be accorded the highest priority by Company management and the board.

Finally, we acknowledge that the mutual covenants set forth in, among other places, paragraph 6 of the Agreements survive our resignations and we will honor our commitments. We also intend to fully cooperate with the special committee’s investigation and anticipate reciprocal cooperation in terms of access to information, indemnification, coverage under the Company’s insurance policies, and other relevant resources to protect and to preserve our interests as former independent Company board members.

Sincerely,

Alexandros N. Makridis	Bryan David Roche

cc:	Mr. Apostolos Zervos (by email and registered mail, return receipt requested)

Akazoo S.A.

19 Rue de Bitbourg

L-1278 Luxembourg